Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276774

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 22, 2025)

95,110 American Depositary Shares representing

47,555,000

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 22, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-276774), as amended, with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on April 13, 2026 (the “April 13, 2026 Form 6-K”). Accordingly, we have attached the April 13, 2026 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On April 10, 2026, the last reported sale price of the ADSs on Nasdaq was $8.82 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information-D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 13, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreement

This report on Form 6-K (the “Report”) contains information regarding the entry into a material definitive agreement by Kazia Therapeutics Limited (the “Company”). On April 10, 2026, the Company entered into a License and Commercialisation Agreement (the “Agreement”) with QIMR Berghofer Medical Research Institute (“QIMR Berghofer”), pursuant to which the Company obtained an exclusive, worldwide license to research, develop, manufacture, and commercialize products based on QIMR Berghofer’s proprietary SETDB1-targeted epigenetic platform.

Under the terms of the Agreement, the Company will pay QIMR Berghofer an upfront license fee of $1,390,000 within 15 business days of execution. The Agreement also provides for the Company to pay QIMR Berghofer a percentage of commercialization revenue received by the Company or its affiliates, with the specific percentage varying based on the stage of development at which any product is out-licensed to a third party. The Company has agreed to use commercially reasonable efforts to develop and commercialize at least one product under the licensed intellectual property.

About the SETDB1 Platform

SETDB1 is a histone methyltransferase that plays a key role in gene silencing. In cancer, overexpression of SETDB1 is associated with suppression of immune signaling pathways and resistance to immunotherapy. The licensed platform includes proprietary intellectual property directed to the inhibition of SETDB1 as a therapeutic strategy to restore immune function in tumors and enhance the efficacy of cancer treatments. The Company believes this platform complements its existing oncology pipeline by targeting cancer resistance mechanisms at the chromatin level.

Press Release

The Company is furnishing with this Report on Form 6-K a press release announcing the transaction, dated April 13, 2026, as Exhibit 99.1.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F‑3 (File Nos. 333‑276091, 333‑281937 and 333‑294392).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release dated April 13, 2026.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: April 13, 2026

2

Exhibit 99.1

Kazia Therapeutics Expands Oncology Platform with First-in-Class SETDB1 Inhibitor Drug Development Platform

Sydney, Australia – April 13, 2026 – Kazia Therapeutics Limited (Nasdaq: KZIA), a clinical-stage oncology company advancing therapies to reprogram cancer biology and overcome treatment resistance, announces the in-licensing of a first-in-class SETDB1-targeted epigenetic drug development platform from QIMR Berghofer.

The platform includes use of an AI-integrated epigenetic drug discovery engine, enabling rapid, precise, and scalable candidate generation. The lead drug candidate, MSETC, was discovered and optimized using this AI-integrated epigenetic drug discovery engine. MSETC is a highly selective bicyclic peptide designed to target a novel, disease-associated nuclear SETDB1 complex. By targeting SETDB1, the program is intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors.

“SETDB1 represents a compelling emerging target in oncology,” said Dr. John Friend, CEO of Kazia Therapeutics. “With this acquisition, we are extending our strategy to target how cancer controls its own behavior by addressing immune resistance at the chromatin level, one of the earliest layers of tumor immune regulation, alongside transcriptional reprogramming with paxalisib and targeted protein degradation with our PD-L1 platform. Together, these programs position Kazia’s pipeline to address cancer therapy across multiple layers of tumor biology.”

SETDB1 A High-Value Target in Immune Resistance

SETDB1 is increasingly recognized as a key epigenetic regulator of tumor immune evasion and has been associated with aggressive disease and poorer clinical outcomes in several tumor types. Preclinical studies suggest that inhibition of SETDB1 can restore interferon signaling, enhance antigen presentation, and increase tumor immune recognition.

Internal translational research has also identified a novel SETDB1-associated nuclear complex observed in resistant and metastatic disease settings, supporting continued development of Kazia’s first-in-class therapeutic approach targeting this biology.

The SETDB1 program is supported by extensive peptide screening and optimization, generating a pipeline of candidates with strong selectivity and intracellular targeting capability.

Building a Differentiated, Multi-Layered Oncology Platform

Cancer cells can evade treatment through genetic mutations, but also by dynamically reprogramming how genes and immune signals are regulated. This adaptive behavior underpins resistance to many current therapies, including immunotherapy.

Kazia’s pipeline now spans three complementary layers of cancer control:

●	Chromatin-level regulation (SETDB1) restoring immune visibility by reactivating suppressed signaling pathways

●	Transcriptional reprogramming (paxalisib) altering gene expression programs that drive tumor growth and immune suppression

●	Protein-level control (PD-L1 degrader platform, NDL2) eliminating intracellular PD-L1 and overcoming resistance mechanisms beyond antibody-based therapies

This integrated approach is designed to address tumor resistance at its source and create new opportunities for combination therapies across multiple cancer types.

Positioned Within a Large and Growing Oncology Opportunity

Epigenetic therapies represent a validated and expanding segment of oncology, with multiple approved agents demonstrating clinical impact. Earlier approaches helped establish the importance of epigenetic regulation in cancer but were often limited by broad, non-specific activity and modest clinical impact, particularly in solid tumors.

Advances in the understanding of tumor biology and immune resistance now enable more precise, mechanism-driven approaches. These next-generation strategies are designed to target specific drivers of tumor adaptation and immune evasion, with the potential for broader applicability and improved outcomes, particularly in combination with immunotherapy.

The global epigenetic therapeutics market is estimated to be in the range of $15–20 billion annually and is expected to grow meaningfully over the next decade, driven by next-generation approaches targeting immune resistance and tumor plasticity.

By targeting SETDB1, Kazia is addressing a major unmet need in aggressive, treatment-refractory cancers that account for a significant proportion of cancer-related mortality. The approach is designed to restore immune responsiveness across multiple tumor types, particularly in advanced and metastatic disease settings where treatment options remain limited.

Clear Development Path and Partnering Potential

The SETDB1 program is currently in preclinical development with a defined path toward IND-enabling studies. Kazia plans to generate translational data to support biomarker-driven development and combination strategies with immunotherapies and targeted agents.

Given its broad applicability across tumor types, and its role in immune resistance, the Company believes the program represents a compelling opportunity for early strategic partnerships.

Efficient Pipeline Expansion

Kazia intends to advance the SETDB1 program in parallel with its PD-L1 degrader platform through IND-enabling studies. By leveraging shared CRO resources, coordinated study design, and established scientific collaborations, the Company expects to achieve meaningful execution efficiencies.

The combined cost to advance both programs to IND readiness is expected to be approximately $6 million over 18 months, with a substantial portion of eligible expenditure expected to qualify for the Australian R&D tax incentive. This approach enables Kazia to expand its pipeline while maintaining capital discipline and preserving focus on ongoing clinical programs.

Transaction Terms

Under the terms of the agreement, Kazia has acquired global rights to the SETDB1 platform, including the lead candidate MSETC. Financial terms include an upfront payment of approximately $1.39 million and a tiered revenue-sharing structure aligned with development progress, with no clinical or regulatory milestone obligations.

About Kazia

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class nuclear PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, currently in preclinical development. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

2

About QIMR Berghofer:

QIMR Berghofer is a world-leading, translational medical research institute based in Brisbane, Australia. Established in 1945, the Institute is home to almost 1,000 scientists, clinician-scientists, support staff, and students working across four key research programs of Cancer Research, Infection and Inflammation, Population Health, and Brain and Mental Health. Its state-of-the-art facilities include Q-Gen Cell Therapeutics, which manufactures cell therapies. QIMR Berghofer seeks to deliver better health and wellbeing through impactful medical research that responds to the foremost health challenges of our time.

Forward Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as "may," "will," "estimate," "future," "forward," "anticipate," or other similar words. Any statement describing Kazia's future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the potential of the SETDB1 program and epigenetic approaches to cancer treatment; Kazia's plans to advance the SETDB1 program through IND-enabling studies; the expected timeline of approximately 18 months to advance the SETDB1 and PD-L1 degrader programs to IND readiness; the anticipated cost of approximately $6 million to advance both programs; expectations regarding qualification for the Australian R&D tax incentive; the potential for execution efficiencies through shared CRO infrastructure and coordinated study design; expectations regarding commercialization revenue sharing under the QIMR Berghofer license agreement; and Kazia's broader pipeline strategy and the anticipated benefits of its three-platform approach. Such statements are based on Kazia's current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with the development of early-stage therapeutic programs, including the SETDB1 program, the risk that preclinical results may not be predictive of clinical results, risks related to the timing, cost, and outcome of IND-enabling studies, risks related to regulatory approvals, risks related to Kazia's reliance on third-party collaborators, including QIMR Berghofer, risks related to intellectual property protection, risks that anticipated cost savings and efficiencies may not be realized, risks related to the availability and timing of R&D tax incentive refunds, risks related to the impact of global economic conditions, and risks related to Kazia's ability to maintain compliance with the applicable NASDAQ continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia's Annual Report on Form 20-F filed with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

3